

November 14, 2023

Peng Zhang
Vice President of Finance
Yunji Inc.
15/F, South Building
Hipark Phase 2, Xiaoshan District
Hangzhou, Zhejiang, 310000
People's Republic of China

      **Re: Yunji Inc.**
          **Form 20-F for Fiscal Year Ended December 31, 2022**
          **Response Dated September 27, 2023**
          **File No. 001-38877**

Dear Peng Zhang:

      We have reviewed your September 27, 2023 response to our comment letter and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14, 2023 letter.

Response Dated September 27, 2023

Our Holding Company Structure and Contractual Arrangements with the VIEs, page 4

1.     We note your proposed amended disclosure in response to comment 1, specifically that "[t]hese <u>risks</u> could ... affect our ability to accept foreign investments or list on another foreign stock exchange outside of mainland China ... ." (Emphasis added). However, please revise to clarify that recent statements by China's government (not the legal and operational risks) have or may impact your ability to accept foreign investments or list on a U.S. or other foreign exchange.

        Please contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.


                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc:     Shu Du, Esq.